UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-39481

PRF Technologies Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 25, 2026, the Board of Directors (the “Board”) of PRF Technologies Ltd. (the “Company”) appointed Mr. Efi Cohen-Arazi as interim Chief Executive Officer (“CEO”) of the Company, effective immediately, replacing Mr. Ehud Geller, who concurrently ceased serving as interim CEO. Mr. Geller will continue to serve as Executive Chairman of the Board. In connection with this appointment, Mr. Cohen-Arazi resigned, effective immediately, from the Audit Committee and Compensation Committee, but will continue to serve as a member of the Board. The Board appointed Mr. Asaf Shavit, effective immediately, to fill the resulting vacancies on both committees. Additionally, the Board appointed Mr. Eyal Broder, who has been serving as interim Chief Financial Officer (“CFO”) of the Company since October 2024, as CFO on a permanent basis.

Except for the change in position, Mr. Broder’s compensation and the terms and conditions of his existing employment agreement remain unchanged. The Company expects to enter into an employment agreement with Mr. Cohen-Arazi in connection with his appointment as the interim CEO.

The Board has determined that Mr. Shavit is independent under the applicable rules of the SEC and The Nasdaq Stock Market.

The resignations of Mr. Cohen-Arazi and Mr. Geller from the Audit and Compensation Committees of the Board and as the interim CEO, respectively, were not the result of any disagreement with the Company, the Board or the Company’s management on any matter relating to the Company’s operations, policies, practices or otherwise.

Background of New Interim CEO, CFO and Member of the Audit and Compensation Committees

Mr. Efi Cohen-Arazi has served as a director of the company since 2020. Mr. Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

Mr. Eyal Broder has served as the Company’s Interim CFO since October 2024, and as the Company’s Finance Director since February 2023. Previously, Mr. Broder served as CFO at several industry-leading companies, including Inomize, Tradenet Group, Elbit Imaging India and Director of Finance at Koor Industries Ltd. Mr. Broder holds a BA in Accounting and Economics and an MBA in Business Management, both from Tel Aviv University.

Mr. Asaf Shavit has served as a director of the Company since September 2025. Mr. Shavit has more than 35 years of experience providing audit, tax and financial advisory services to public and private companies, including public corporations and subsidiaries of foreign entities. His areas of expertise include audits of financial statements, budget planning and control, taxation, mergers and acquisitions, corporate liquidations, valuations, and complex cross-border and capital markets transactions. He currently serves as Managing Partner at Moalem-Shavit & Co., Certified Public Accountants, since 1995, where he leads a team of more than 14 professionals. Mr. Shavit holds a B.A. in Accounting, Economics and Business Management and an M.B.A. in Business Management with a concentration in Finance and Banking. He is also a Certified Public Accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board